As filed with the Securities and Exchange Commission on December 20, 2007
Registration No. 333-146171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Alseres Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	87-0277826 (I.R.S. Employer Identification Number)
85 Main Street
Hopkinton, MA 01748
(508)-497-2360
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Peter G. Savas
Chairman and Chief Executive Officer
Alseres Pharmaceuticals, Inc.
85 Main Street
Hopkinton, MA 01748
(508)-497-2360
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Philip P. Rossetti, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Fax: (617) 526-5000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered	share (3)	price (3)	registration fee (4)
Common Stock, par value $0.01 per share (2)	3,478,825 (1)	$2.60	$9,044,945	$277.68

(1)	Consists of (a) 3,478,825 shares of common stock issuable upon the conversion of promissory notes that the Registrant issued to investors pursuant to that certain second amended and restated convertible promissory note purchase agreement dated August 14, 2007 and (b) an indeterminate number of additional shares of common stock as may from time to time be issued with respect to the foregoing securities as a result of stock splits, stock dividends, reclassifications, recapitalizations, combinations or similar events, which shares shall be deemed registered hereunder pursuant to Rule 416 under the Securities Act.

(2)	Includes rights to purchase shares of preferred stock pursuant to the Rights Agreement, as amended, between the Registrant and Continental Stock Transfer & Trust Company, as Rights Agent.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based upon the average of the high and low price per share of the Registrant’s common stock as reported on the Nasdaq Capital Market on December 19, 2007.

(4)	Previously paid.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 20, 2007
PROSPECTUS
ALSERES PHARMACEUTICALS, INC.
3,478,825 SHARES OF COMMON STOCK

     This prospectus relates to resales of some of the shares of our common stock issuable upon the conversion of promissory notes issued pursuant to that certain Second Amended and Restated Convertible Promissory Note Purchase Agreement dated August 14, 2007. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of shares of our common stock by selling stockholders. We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify the selling stockholders against certain liabilities.
     The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.
     Our common stock is listed on the Nasdaq Capital Market and traded under the symbol “ALSE.” On December 19, 2007, the closing sale price of our common stock on Nasdaq was $2.76 per share. You are urged to obtain current market quotations for the common stock.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2007.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

i

PROSPECTUS SUMMARY
     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”
ALSERES PHARMACEUTICALS, INC.
     We are a development stage biotechnology company engaged in the research and development of biopharmaceutical products that target unmet medical needs in the treatment and diagnosis of central nervous system, or CNS, disorders. Our clinical and preclinical product candidate pipeline is based on three proprietary technology platforms:
•	Regenerative therapeutics program, primarily focused on nerve repair and restoring movement and sensory function in patients who have had significant loss of CNS function resulting from traumas, such as spinal cord injury, or SCI, stroke and optic nerve injury utilizing technology referred to as axon regeneration;

•	Molecular imaging program focused on the diagnosis of Parkinsonian Syndromes, including Parkinson’s Disease, or PD, and Attention Deficit Hyperactivity Disorder; and

•	Neurodegenerative program focused on treating the symptoms of PD and slowing or stopping the progression of PD.
     In March 2007, we entered into a convertible promissory note purchase agreement, or the March 2007 Purchase Agreement, with Robert Gipson, Thomas Gipson and Arthur Koenig, or the March 2007 Note Holders, pursuant to which we could borrow up to $15,000,000 prior to December 31, 2007.
     In May 2007, we amended and restated the March 2007 Purchase Agreement, which amended and restated agreement we refer to as the May 2007 Amended Purchase Agreement, to (i) eliminate the requirement for the March 2007 Note Holders to make further advances under the March 2007 Purchase Agreement and (ii) add Highbridge International LLC, or Highbridge, as a Purchaser (as defined in the May 2007 Amended Purchase Agreement).
     In August 2007, we amended and restated the May 2007 Purchase Agreement, which amended and restated agreement we refer to as the August 2007 Amended Purchase Agreement, to (i) increase the amount we could borrow by $10,000,000 and (ii) add Ingalls and Snyder Value Partners, L.P., or ISVP, as a Purchaser. The $15,000,000 borrowed and the $10,000,000 available to be borrowed by us under the August 2007 Amended Purchase Agreement bears interest at the rate of 5% per annum and may be converted, at the option of the Purchasers, into (i) shares of our common stock at a conversion price per share of $2.50 at any time after December 31, 2007, (ii) the right to receive future payments related to our molecular imaging products (including ALTROPANE and FLUORATEC) in amounts equal to 2% of our pre-commercial revenue related to such products plus 0.5% of future net sales of such products for each $1,000,000 of outstanding principal and interest that a Purchaser elects to convert into future payments, or (iii) a combination of (i) and (ii). Any outstanding notes that are not converted into our common stock or into the right to receive future payments will become due and payable by the earlier of December 31, 2010 or the date on which a Purchaser declares an event of default (as defined in the August 2007 Amended Purchase Agreement).
CORPORATE INFORMATION
     We were organized in 1992 and are incorporated in Delaware. Our principal executive offices are located at 85 Main Street, Hopkinton, Massachusetts 01748, and our telephone number is (508) 497-2360. Our web site address is www.alseres.com. The information on, or that can be accessed through, our web site is not part of this prospectus. Our web site address is included in this document as an inactive textual reference only. The Alseres name and logo are trademarks or registered trademarks of Alseres Pharmaceuticals, Inc. In this prospectus, “Alseres,” “we,” “us” and “our” refer to Alseres Pharmaceuticals, Inc.

THE OFFERING

Common stock offered by selling stockholders	3,478,825 shares of our common stock issuable upon the conversion of promissory notes.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Nasdaq Capital Market symbol	ALSE

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.
Risks Related to our Financial Results and Need for Additional Financing
WE ARE A DEVELOPMENT STAGE COMPANY. WE HAVE INCURRED LOSSES FROM OUR OPERATIONS SINCE INCEPTION AND ANTICIPATE LOSSES FOR THE FORESEEABLE FUTURE. WE WILL NOT BE ABLE TO ACHIEVE PROFITABILITY UNLESS WE OBTAIN REGULATORY APPROVAL AND MARKET ACCEPTANCE OF OUR PRODUCT CANDIDATES. WE WILL NEED SUBSTANTIAL ADDITIONAL FUNDING IN ORDER TO CONTINUE OUR BUSINESS AND OPERATIONS. IF WE ARE UNABLE TO SECURE SUCH FUNDING ON ACCEPTABLE TERMS, WE WILL NEED TO CEASE OPERATIONS, SIGNIFICANTLY REDUCE, DELAY OR CEASE ONE OR MORE OF OUR RESEARCH OR DEVELOPMENT PROGRAMS, OR SURRENDER RIGHTS TO SOME OR ALL OF OUR TECHNOLOGIES. IF WE VIOLATE A DEBT COVENANT OR DEFAULT UNDER OUR DEBT AGREEMENTS, WE MAY NEED TO CEASE OPERATIONS OR REDUCE, CEASE OR DELAY ONE OR MORE OF OUR RESEARCH OR DEVELOPMENT PROGRAMS, ADJUST OUR CURRENT BUSINESS PLAN AND MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.
     Biotechnology companies that have no approved products or other sources of revenue are generally referred to as development stage companies. We have never generated revenues from product sales and we do not currently expect to generate revenues from product sales for at least the next three years. If we do generate revenues and operating profits in the future, our ability to continue to do so in the long term could be affected by the introduction of competitors’ products and other market factors. We expect to incur significant operating losses for at least the next three years. The level of our operating losses may increase in the future if more of our product candidates begin human clinical trials. We will never generate revenues or achieve profitability unless we obtain regulatory approval and market acceptance of our product candidates. This will require us to be successful in a range of challenging activities, including clinical trial stages of development, obtaining regulatory approval for our product candidates, and manufacturing, marketing and selling them. We may never succeed in these activities, and may never generate revenues that are significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.
     We require significant funds to conduct research and development activities, including preclinical studies and clinical trials of our technologies, and to commercialize our product candidates. Because the successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to develop and commercialize them. Our funding requirements depend on many factors, including:
•	The scope, rate of progress and cost of our clinical trials and other research and development activities;

•	Future clinical trial results;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	The cost and timing of regulatory approvals and of establishing sales, marketing and distribution capabilities;

•	The cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	The cost of obtaining and maintaining licenses to use patented technologies;

•	The effect of competing technological and market developments; and

•	The cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights and other patent-related costs, including litigation costs and the results of such litigation.
     Until such time, if ever, as we can generate substantial revenue from product sales or through collaborative arrangements with third parties, we will need to raise additional capital. To date, we have experienced negative cash flows from operations and have funded our operations primarily from equity and debt financings.
     As of September 30, 2007, we have experienced total net losses since inception of approximately $157,613,000 and stockholders’ deficit of approximately $17,531,000. For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management executes our current business plan. The cash and cash equivalents available at September 30, 2007 will not provide sufficient working capital to meet our anticipated expenditures for the next twelve months. We believe that the cash and cash equivalents available at September 30, 2007 combined with our ability to control certain costs, including those related to clinical trial programs, preclinical activities, and certain general and administrative expenses will enable us to meet our anticipated cash expenditures through February 2008.
     In order to continue as a going concern, we will therefore need to raise additional capital through one or more of the following: a debt financing, an equity offering, or a collaboration, merger, acquisition or other transaction with one or more pharmaceutical or biotechnology companies. We are currently engaged in fundraising efforts. There can be no assurance that we will be successful in our fundraising efforts or that additional funds will be available on acceptable terms, if at all. We also cannot be sure that we will be able to obtain additional credit from, or effect additional sales of debt or equity securities to the Purchasers. If we are unable to raise additional or sufficient capital, we will need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern. If we violate a debt covenant or default under the August 2007 Amended Purchase Agreement, we may need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern.
     In connection with the common stock financing completed by us in 2005, or the March 2005 Financing, we agreed with the purchasers in such financing, including Robert Gipson, Thomas Gipson, and Arthur Koenig, each of whom are our significant stockholders, or the March 2005 Investors, that, subject to certain exceptions, we would not issue any shares of our common stock at a per share price less than $2.50 without the prior consent of the March 2005 Investors holding a majority of the shares issued in the March 2005 Financing. On December 19, 2007, the closing price of our common stock was $2.76. The failure to receive the requisite waiver or consent of the March 2005 Investors could have the effect of delaying or preventing the consummation of a financing by us should the price per share in such financing be set at less than $2.50.
     Alternatively, to secure funds, we may be required to enter financing arrangements with others that may require us to surrender rights to some or all of our technologies or grant licenses on terms that are not favorable to us. If the results of our current or future clinical trials are not favorable, it may negatively affect our ability to raise additional funds. If we are successful in obtaining additional equity and/or debt financing, the terms of such financing will have the effect of diluting the holdings and the rights of our stockholders. Estimates about how much funding will be required are based on a number of assumptions, all of which are subject to change based on the results and progress of our research and development activities. If we are unable to raise additional capital we will need to reduce, cease or delay one or more of our research or development programs and adjust our current business plan.
     Our ability to continue development of our clinical programs, including the development of CETHRIN and the ALTROPANE molecular imaging agent, and our preclinical programs will be affected by the availability of financial resources to fund each program. Financial considerations may cause us to modify planned development activities for one or more of our programs, and we may decide to suspend development of one or more programs until we are able to secure additional working capital. If we are not able to raise additional capital, we will not have sufficient funds to complete the clinical trial programs for CETHRIN or the ALTROPANE molecular imaging agent.
OUR ESTIMATES OF OUR LIABILITY UNDER OUR BOSTON, MASSACHUSETTS LEASE MAY CHANGE.
     Our lease in Boston, Massachusetts expires in 2012. We have entered into two sublease agreements covering all 6,600 square feet under this lease through the date of expiration. In determining our obligations under the lease that we do not expect to occupy, we have made certain assumptions for the discounted estimated cash flows related to the rental payments that our subtenants have agreed to pay. We may be required to change our estimates in the future as a result of, among other things, the default of one or both of our subtenants with respect to their payment obligations. Any such adjustments to the estimate of liability could be material.
Risks Related to Commercialization
OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEVELOP OUR PRODUCT CANDIDATES INTO COMMERCIAL PRODUCTS.
     To date, we have not marketed, distributed or sold any products and, with the exception of CETHRIN and the ALTROPANE molecular imaging agent, all of our technologies and early-stage product candidates are in preclinical development. The success of our business depends primarily upon our ability to successfully develop and commercialize our product candidates. Successful research and product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. In the biotechnology industry, it has been estimated that less than five percent of the technologies for which research and development efforts are initiated ultimately result in an approved product. If we are unable to successfully commercialize CETHRIN or the ALTROPANE molecular imaging agent or any of our other product candidates, our business would be materially harmed.
EVEN IF WE RECEIVE APPROVAL TO MARKET OUR DRUG CANDIDATES, THE MARKET MAY NOT BE RECEPTIVE TO OUR DRUG CANDIDATES UPON THEIR COMMERCIAL INTRODUCTION, WHICH COULD PREVENT US FROM SUCCESSFULLY COMMERCIALIZING OUR PRODUCTS AND FROM BEING PROFITABLE.
     Even if our drug candidates are successfully developed, our success and growth will also depend upon the acceptance of these drug candidates by physicians and third-party payors. Acceptance of our product development candidates will be a function of our products being clinically useful, being cost effective and demonstrating superior diagnostic or therapeutic effect with an acceptable side effect profile as compared to existing or future treatments. In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time.
     Factors that we believe will materially affect market acceptance of our drug candidates under development include:
•	The timing of our receipt of any marketing approvals, the terms of any approval and the countries in which approvals are obtained;

•	The safety, efficacy and ease of administration of our products;

•	The competitive pricing of our products;

•	The success of our education and marketing programs;

•	The sales and marketing efforts of competitors; and

•	The availability and amount of government and third-party payor reimbursement.

     If our products do not achieve market acceptance, we will not be able to generate sufficient revenues from product sales to maintain or grow our business.
ACQUISITIONS PRESENT MANY RISKS, AND WE MAY NOT REALIZE THE ANTICIPATED FINANCIAL AND STRATEGIC GOALS FOR ANY SUCH TRANSACTIONS.
     We may in the future acquire complementary companies, products and technologies. Such acquisitions involve a number of risks, including:
•	We may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions change, all of which may generate a future impairment charge;

•	We may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	We may have difficulty incorporating the acquired technologies;

•	We may encounter technical difficulties or failures with the performance of the acquired technologies or drug products or may experience unfavorable results in the clinical studies related to such technologies or products;

•	We may face product liability risks associated with the sale of the acquired company’s products;

•	Our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;

•	We may have difficulty maintaining uniform standards, internal controls, procedures and policies across locations;

•	The acquisition may result in litigation from terminated employees or third-parties; and

•	We may experience significant problems or liabilities associated with product quality, technology and legal contingencies.
     These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.
     The consideration paid in connection with an acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as acquired in-process research and development costs) and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Risks Related to Regulation
IF OUR PRECLINICAL TESTING AND CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT OBTAIN REGULATORY APPROVAL FOR COMMERCIAL SALE OF OUR PRODUCT CANDIDATES.
     We will be required to demonstrate, through preclinical testing and clinical trials, that our product candidates are safe and effective before we can obtain regulatory approval for the commercial sale of our product candidates. Preclinical testing and clinical trials are lengthy and expensive and the historical rate of failure for product candidates is high. Product candidates that appear promising in the early phases of development, such as in preclinical study or in early human clinical trials, may fail to demonstrate safety and efficacy in clinical trials.
     Except for CETHRIN and the ALTROPANE molecular imaging agent, we have not yet received Investigational New Drug, or IND, approval from the Food and Drug Administration, or FDA, for our other product candidates which will be required before we can begin clinical trials in the United States. We may not submit INDs for our product candidates if we are unable to accumulate the necessary preclinical data for the filing of an IND. The FDA may request additional preclinical data before allowing us to commence clinical trials. The FDA or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time if we or they believe the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons. Adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular drug candidate for any or all indications of use.
     In September 2007, we had a preliminary meeting with the European Medicines Agency, or EMEA, to discuss our clinical development plan for CETHRIN. In October 2007, we met with the FDA to review the Phase I/IIa results and our CETHRIN clinical development plan. We plan to meet with Health Canada in early 2008. Based on discussions to date with the regulatory authorities and our expert advisors, we are planning to begin a Phase IIb trial at sites in North America and Europe by the first half of 2008.
     In September 2006, we announced statistically significant results of our Phase III trial, POET-1. In April 2007, we met with the FDA to review the POET-1 results and our design for the remaining Phase III clinical development. In July 2007, our collaborators completed enrollment in a study that optimized supported ALTROPANE’s image acquisition protocol which we believe will enhance ALTROPANE’s commercial use. Based on the available data and our discussions with the FDA and our expert advisors to date, we are planning a Phase III POET-2 program. As part of the customary process for clinical trials of molecular imaging agents, the POET-2 program will begin with a clinical study to acquire the set of ALTROPANE images used to train the expert readers. We initiated this study in December 2007. The second part of the planned POET-2 program involves two concurrent Phase III trials of approximately 150 subjects each using the optimized ALTROPANE imaging protocol developed for commercial use. These two concurrent trials, the final design of which is under discussion with the FDA, will be initiated once agreement on the final design of the two trials is reached with the FDA.
     There is no assurance that the results obtained to date and/or any further work completed in the future will be sufficient to achieve the approvability of CETHRIN or the ALTROPANE molecular imaging agent.
     Clinical trials require sufficient patient enrollment which is a function of many factors, including the size of the potential patient population, the nature of the protocol, the availability of existing treatments for the indicated disease and the eligibility criteria for enrolling in the clinical trial. Delays or difficulties in completing patient enrollment can result in increased costs and longer development times.
     We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend those trials, or delay the analysis of data from our completed or ongoing clinical trials. Any of the following could delay the initiation or the completion of our ongoing and planned clinical trials:
•	Ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	Delays in enrolling patients and volunteers into clinical trials;

•	Lower than anticipated retention rate of patients and volunteers in clinical trials;

•	Negative or inconclusive results of clinical trials or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated, even if other studies or trials related to the program are successful;

•	Insufficient supply or deficient quality of drug candidate materials or other materials necessary for the conduct of our clinical trials;

•	Serious and unexpected drug-related side-effects experienced by participants in our clinical trials; or

•	The placement of a clinical trial on hold.
OUR PRODUCT CANDIDATES ARE SUBJECT TO RIGOROUS REGULATORY REVIEW AND, EVEN IF APPROVED, REMAIN SUBJECT TO EXTENSIVE REGULATION.
     Our technologies and product candidates must undergo a rigorous regulatory approval process which includes extensive preclinical and clinical testing to demonstrate safety and efficacy before any resulting product can be marketed. Our research and development activities are regulated by a number of government authorities in the United States and other countries, including the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The clinical trial and regulatory approval process usually requires many years and substantial cost. To date, neither the FDA nor any of its international equivalents has approved any of our product candidates for marketing.
     The FDA regulates drugs in the United States, including their testing, manufacturing and marketing. Data obtained from testing is subject to varying interpretations which can delay, limit or prevent FDA approval. The FDA has stringent laboratory and manufacturing standards which must be complied with before we can test our product candidates in people or make them commercially available. Examples of these standards include Good Laboratory Practices and current Good Manufacturing Practices, or cGMP. Our compliance with these standards is subject to initial certification by independent inspectors and continuing audits thereafter. Obtaining FDA approval to sell our product candidates is time-consuming and expensive. The FDA usually takes at least 12 to 18 months to review a new drug application, or NDA, which must be submitted before the FDA will consider granting approval to sell a product. If the FDA requests additional information, it may take even longer for the FDA to make a decision especially if the additional information that they request requires us to complete additional studies. We may encounter similar delays in foreign countries. After reviewing any NDA we submit, the FDA or its foreign equivalents may decide not to approve our products. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing our product candidates.
     Other risks associated with the regulatory approval process include:
•	Regulatory approvals may impose significant limitations on the uses for which any approved products may be marketed;

•	Any marketed product and its manufacturer are subject to periodic reviews and audits, and any discovery of previously unrecognized problems with a product or manufacturer could result in suspension or limitation of approvals;

•	Changes in existing regulatory requirements, or the enactment of additional regulations or statutes, could prevent or affect the timing of our ability to achieve regulatory compliance. Federal and state laws, regulations and policies may be changed with possible retroactive effect, and how these rules actually operate can depend heavily on administrative policies and interpretation over which we have no control, and we may possess inadequate experience to assess their full impact upon our business; and

•	The approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product, and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials.
OUR PRODUCTS COULD BE SUBJECT TO RESTRICTIONS OR WITHDRAWAL FROM THE MARKET AND WE MAY BE SUBJECT TO PENALTIES IF WE FAIL TO COMPLY WITH REGULATORY REQUIREMENTS, OR IF WE EXPERIENCE UNANTICIPATED PROBLEMS WITH OUR PRODUCTS, WHEN AND IF ANY OF THEM ARE APPROVED.
     Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory bodies. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. The manufacturer and the manufacturing facilities we use to make any of our product candidates will also be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer or facility, including withdrawal of the product from the market. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in:
•	Restrictions on such products, manufacturers or manufacturing processes;

•	Warning letters;

•	Withdrawal of the products from the market;

•	Refusal to approve pending applications or supplements to approved applications that we submit;

•	Recall;

•	Fines;

•	Suspension or withdrawal of regulatory approvals;

•	Refusal to permit the import or export of our products;

•	Product seizure; and

•	Injunctions or the imposition of civil or criminal penalties.
FAILURE TO OBTAIN REGULATORY APPROVAL IN FOREIGN JURISDICTIONS WOULD PREVENT US FROM MARKETING OUR PRODUCTS ABROAD.
     Although we have not initiated any marketing efforts in foreign jurisdictions, we intend in the future to market our products outside the United States. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or approval by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.
FOREIGN GOVERNMENTS TEND TO IMPOSE STRICT PRICE CONTROLS WHICH MAY ADVERSELY AFFECT OUR REVENUES, IF ANY.
     The pricing of prescription pharmaceuticals is subject to governmental control in some foreign countries. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.
Risks Related to our Intellectual Property
IF WE ARE UNABLE TO SECURE ADEQUATE PATENT PROTECTION FOR OUR TECHNOLOGIES, THEN WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AS A BIOTECHNOLOGY COMPANY.
     At the present time, we do not have patent protection for all uses of our technologies. There is significant competition in the field of CNS diseases, our primary scientific area of research and development. Our competitors may seek patent protection for their technologies, and such patent applications or rights might conflict with the patent protection that we are seeking for our technologies. If we do not obtain patent protection for our technologies, or if others obtain patent rights that block our ability to develop and market our technologies, our business prospects may be significantly and negatively affected. Further, even if patents can be obtained, these patents may not provide us with any competitive advantage if our competitors have stronger patent positions or if their product candidates work better in clinical trials than our product candidates. Our patents may also be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products.
     Our patent strategy is to obtain broad patent protection, in the United States and in major developed countries, for our technologies and their related medical indications. Risks associated with protecting our patent and proprietary rights include the following:
•	Our ability to protect our technologies could be delayed or negatively affected if the United States Patent and Trademark Office, or USPTO, requires additional experimental evidence that our technologies work;

•	Our competitors may develop similar technologies or products, or duplicate any technology developed by us;

•	Our competitors may develop products which are similar to ours but which do not infringe our patents or products;

•	Our competitors may successfully challenge one or more of our patents in an interference or litigation proceeding;

•	Our patents may infringe the patents or rights of other parties who may decide not to grant a license to us. We may have to change our products or processes, pay licensing fees or stop certain activities because of the patent rights of third parties which could cause additional unexpected costs and delays;

•	Patent law in the fields of healthcare and biotechnology is still evolving and future changes in such laws might conflict with our existing and future patent rights, or the rights of others;

•	Our collaborators, employees and consultants may breach the confidentiality agreements that we enter into to protect our trade secrets and proprietary know-how. We may not have adequate remedies for such breach; and

•	There may be disputes as to the ownership of technological information developed by consultants, scientific advisors or other third parties which may not be resolved in our favor.
WE IN-LICENSE A SIGNIFICANT PORTION OF OUR INTELLECTUAL PROPERTY AND IF WE FAIL TO COMPLY WITH OUR OBLIGATIONS UNDER ANY OF THE RELATED AGREEMENTS, WE COULD LOSE LICENSE RIGHTS THAT ARE NECESSARY TO DEVELOP OUR PRODUCT CANDIDATES.
     We are a party to and rely on a number of in-license agreements with third parties that give us rights to intellectual property that is necessary for our business. Our current in-license arrangements impose various development, royalty and other obligations on us. If we breach these obligations and fail to cure such breach in a timely manner, these exclusive licenses could be converted to non-exclusive licenses or the agreements could be terminated, which would result in our being unable to develop, manufacture and sell products that are covered by the licensed technology. In particular, the development of our nerve repair program is highly dependent upon CETHRIN which we licensed from BioAxone Therapeutic, Inc., a Canadian corporation, or BioAxone. If we are unable to meet our obligations in the time period specified in our license agreement with BioAxone, or the CETHRIN License, including achieving the development and clinical milestones, obtaining a commercial agreement for the delivery of CETHRIN and the out-license of CETHRIN development in Japan, our business could be materially harmed.
     In order to continue to expand our business we may need to acquire additional product candidates in clinical development through in-licensing that we believe will be a strategic fit with us. We may not be able to in-license suitable product candidates at an acceptable price or at all. In addition, we expect to enter into additional licenses in the future. Engaging in any in-license will incur a variety of costs, and we may never realize the anticipated benefits of any such in-license.
IF WE BECOME INVOLVED IN PATENT LITIGATION OR OTHER PROCEEDINGS RELATED TO A DETERMINATION OF RIGHTS, WE COULD INCUR SUBSTANTIAL COSTS AND EXPENSES, SUBSTANTIAL LIABILITY FOR DAMAGES OR BE REQUIRED TO STOP OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS.
     A third party may sue us for infringing its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared against us by the USPTO, regarding intellectual property rights with respect to our products and technology. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.
     If any parties successfully claim that our creation or use of proprietary technologies infringes upon their intellectual property rights, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. We might be required to redesign the formulation of a product candidate so that it does not infringe, which may not be possible or could require substantial funds and time. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if we are unable to enter into license agreements that are acceptable to us. Moreover, we expect that a number of our collaborations will provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.
CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.
     In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may be breached, may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Risks Related to our Dependence on Third Parties
IF ANY COLLABORATOR TERMINATES OR FAILS TO PERFORM ITS OR THEIR OBLIGATIONS UNDER AGREEMENTS WITH US, THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCT CANDIDATES COULD BE DELAYED OR TERMINATED.
     We are dependent on expert advisors and our collaborations with research and development service providers. Our business could be adversely affected if any collaborator terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Most biotechnology and pharmaceutical companies have established internal research and development programs, including their own facilities and employees which are under their direct control. By contrast, we have limited internal research capability and have elected to outsource substantially all of our research and development, preclinical and clinical activities. As a result, we are dependent upon our network of expert advisors and our collaborations with other research and development service providers for the development of our technologies and product candidates. These expert advisors are not our employees but provide us with important information and knowledge that may enhance our product development strategies and plans. Our collaborations with research and development service providers are important for the testing and evaluation of our technologies, in both the preclinical and clinical stages.
     Many of our expert advisors are employed by, or have their own collaborative relationship with Harvard University and its affiliated hospitals, or Harvard and its Affiliates, or Children’s Medical Center Corporation (also known as Children’s Hospital Boston), or CMCC. A summary of the key scientific, research and development professionals with whom we work, and a composite of their professional background and affiliations is as follows:
•	Larry I. Benowitz, Ph.D., Director, Laboratories for Neuroscience Research in Neurosurgery, Children’s Hospital, Boston; Associate Professor of Neurosurgery, Harvard Medical School.

•	Joseph R. Bianchine, M.D., Ph.D., F.A.C.P., F.A.C.C.P., Scientific Advisory Board Member, Alseres Pharmaceuticals, Inc.; former Senior Scientific Advisor, Schwarz Pharma AG.

•	Zhigang He, Ph.D., BM, Research Associate, Department of Neurology, Children’s Hospital Boston; Associate Professor of Neurology, Department of Neurology, Harvard Medical School.

•	Robert S. Langer, Jr. Sc.D., Director, Alseres Pharmaceuticals, Inc., Institute Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology.

•	Peter Meltzer, Ph.D., President, Organix, Inc., Woburn, MA.

     Dr. Benowitz, Dr. Bianchine, Dr. He, and Dr. Langer provide scientific consultative services resulting in total payments of approximately $125,000 per year. Dr. Benowitz and Dr. He provide scientific consultative services primarily related to our nerve repair program. Dr. Bianchine provides scientific consultative services primarily related to our nerve repair and neurodegenerative programs. Dr. Langer provides consultative services primarily related to scientific and business services.
     We do not have a formal agreement with Dr. Meltzer but do enter into research and development contracts from time to time with Organix, Inc., of which Dr. Meltzer is president.
     Our significant collaborations include:
•	Children’s Hospital in Boston, Massachusetts where certain of our collaborating scientists perform their research efforts;

•	Harvard Medical School in Boston, Massachusetts where certain of our collaborating scientists perform their research efforts;

•	MDS Nordion, Inc. in Vancouver, British Colombia which manufactures the SPECT ALTROPANE molecular imaging agent;

•	Molecular Neuroimaging, Inc. in New Haven, Connecticut which is optimizing our imaging protocol for commercial use; and

•	Organix in Woburn, Massachusetts which provides non-radioactive ALTROPANE for FDA mandated studies and synthesizes our compounds for the treatment of PD and for axon regeneration.
     We generally have a number of collaborations with research and development service providers ongoing at any point in time. These agreements generally cover a specific project or study, are usually for a duration between one month to one year, and expire upon completion of the project. Under these agreements, we are usually required to make an initial payment upon execution of the agreement with the remaining payments based upon the completion of certain specified milestones such as completion of a study or delivery of a report.
     We cannot control the amount and timing of resources our advisors and collaborators devote to our programs or technologies. Our advisors and collaborators may have employment commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. If any of our advisors or collaborators were to breach or terminate their agreement with us or otherwise fail to conduct their activities successfully and in a timely manner, the preclinical or clinical development or commercialization of our technologies and product candidates or our research programs could be delayed or terminated. Any such delay or termination could have a material adverse effect on our business, financial condition or results of operations.
     Disputes may arise in the future with respect to the ownership of rights to any technology developed with our advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our technologies, or could require or result in litigation to resolve. Any such event could have a material adverse effect on our business, financial condition or results of operations.
     Our advisors and collaborators sign agreements that provide for confidentiality of our proprietary information. Nonetheless, they may not maintain the confidentiality of our technology and other confidential information in connection with every advisory or collaboration arrangement, and any unauthorized dissemination of our confidential information could have a material adverse effect on our business, financial condition or results of operations.
IF WE ARE UNABLE TO MAINTAIN OUR KEY WORKING RELATIONSHIPS WITH OUR LICENSORS, INCLUDING BIOAXONE, HARVARD AND ITS AFFILIATES AND CMCC, WE MAY NOT BE

SUCCESSFUL SINCE SUBSTANTIALLY ALL OF OUR CURRENT TECHNOLOGIES WERE LICENSED FROM SUCH LICENSORS.
     Historically, we have been heavily dependent on our relationships with our licensors, including Harvard and its Affiliates and CMCC and more recently BioAxone and to date, substantially all of our technologies were licensed from these licensors.
     Under the terms of our license agreements with BioAxone, Harvard and its Affiliates and CMCC, we acquired the exclusive, worldwide license to make, use, and sell the technology covered by each respective agreement. Among other things, the technologies licensed under these agreements include:
•	CETHRIN compositions and methods of use;

•	ALTROPANE molecular imaging agent compositions and methods of use;

•	Technetium-based molecular imaging agent compositions and methods of use;

•	INOSINE methods of use; and

•	DAT blocker compositions and methods of use.
     Generally, each of these license agreements is effective until the last patent licensed relating to the technology expires or at a fixed and determined date. The patents on CETHRIN expire beginning in 2022. The patents on the ALTROPANE molecular imaging agent expire beginning in 2013. The patents on the technetium-based molecular imaging agents expire beginning in 2017. The patents for INOSINE expire beginning in 2017. The patents for our DAT blockers expire beginning in 2012.
     We are required to make certain payments under our license agreements with our licensors which generally include:
•	An initial licensing fee payment upon the execution of the agreement and annual license maintenance fee;

•	Reimbursement payments for all patent related costs incurred by the licensor, including fees associated with the filing of continuation-in-part patent applications;

•	Milestone payments as licensed technology progresses through each stage of development (filing of IND, completion of one or more clinical stages and submission and approval of an NDA); and

•	Royalty payments on the sales of any products based on the licensed technology.
     In December 2006, we entered into the CETHRIN License pursuant to which we acquired the exclusive worldwide license to develop CETHRIN. Under the CETHRIN License, we agreed to $10,000,000 in up-front payments, of which we paid BioAxone $2,500,000 upon execution of the CETHRIN License and an additional $7,500,000 in March 2007. We also agreed to pay BioAxone up to $25,000,000 upon the achievement of certain milestone events and royalties based on the worldwide net sales of licensed products, subject to specified minimums, in each calendar year until either the expiration of a valid claim covering a licensed product or a certain time period after the launch of a licensed product, in each case applicable to the specific country. If we fail to launch a licensed product within twelve months of obtaining marketing approval for such product in the United States, at least two specified European countries or Japan, BioAxone may terminate our rights under the CETHRIN License in whole or in part in the United States, the European Union or Japan.
     We have entered into two license agreements with CMCC, or the CMCC Licenses, to acquire the exclusive worldwide rights to certain axon regeneration technologies and to replace our former axon regeneration licenses with CMCC. The CMCC Licenses provide for future milestone payments of up to an aggregate of approximately

$425,000 for each product candidate upon achievement of certain regulatory milestones. Additionally, we entered into two sponsored research agreements with CMCC which provide for a total of $550,000 in annual funding through May 2009.
     We have entered into license agreements with Harvard and its Affiliates, or the Harvard License Agreements, to acquire the exclusive worldwide rights to certain technologies within our molecular imaging and neurodegenerative programs. The Harvard License Agreements obligate us to pay up to an aggregate of approximately $2,520,000 in milestone payments in the future. The future milestone payments are generally payable only upon achievement of certain regulatory milestones.
     Our license agreements with Harvard and its Affiliates and CMCC generally provide for royalty payments equal to specified percentages of product sales, annual license maintenance fees and continuing patent prosecution costs.
     We have entered into sponsored research agreements with certain key collaborators, including Harvard and its Affiliates and CMCC. Under these agreements, we provide funding so that the sponsoring scientists can continue their research efforts. These payments are generally made in equal quarterly installments over the term of the agreements which are usually for one to three years.
     Universities and other not-for-profit research institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. The loss of our relationship with one or more of our key licensors could adversely affect our ongoing development programs and could make it more costly and difficult for us to obtain the licensing rights to new scientific discoveries.
IF WE ARE UNABLE TO ESTABLISH, MAINTAIN AND RELY ON NEW COLLABORATIVE RELATIONSHIPS, THEN WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR TECHNOLOGIES.
     To date, our operations have primarily focused on the preclinical development of most of our technologies, as well as conducting clinical trials for certain of our technologies. We currently expect that the continued development of our technologies will result in the initiation of additional clinical trials. We expect that these developments will require us to establish, maintain and rely on new collaborative relationships in order to successfully develop and commercialize our technologies. We face significant competition in seeking appropriate collaborators. Collaboration arrangements are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional collaborations or other alternative arrangements, and the terms of any such collaboration or alternative arrangement may not be favorable to us. There is no certainty that:
•	We will be able to enter into such collaborations on economically feasible and otherwise acceptable terms and conditions;

•	Such collaborations will not require us to undertake substantial additional obligations or require us to devote additional resources beyond those we have identified at present;

•	Any of our collaborators will not breach or terminate their agreements with us or otherwise fail to conduct their activities on time, thereby delaying the development or commercialization of the technology for which the parties are collaborating; and

•	The parties will not dispute the ownership rights to any technologies developed under such collaborations.
IF ONE OF OUR COLLABORATORS WERE TO CHANGE ITS STRATEGY OR THE FOCUS OF ITS DEVELOPMENT AND COMMERCIALIZATION EFFORTS WITH RESPECT TO OUR RELATIONSHIP, THE SUCCESS OF OUR PRODUCT CANDIDATES AND OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

     There are a number of factors external to us that may change our collaborators’ strategy or focus with respect to our relationship with them, including:
•	The amount and timing of resources that our collaborators may devote to the product candidates;

•	Our collaborators may experience financial difficulties;

•	We may be required to relinquish important rights such as marketing and distribution rights;

•	Should a collaborator fail to develop or commercialize one of our product candidates, we may not receive any future milestone payments and will not receive any royalties for the product candidate;

•	Business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	A collaborator may not devote sufficient time and resources to any collaboration with us, which could prevent us from realizing the potential commercial benefits of that collaboration;

•	A collaborator may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect how we are perceived in the business and financial communities; and

•	A collaborator could move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors.
     If any of these occur, the development and commercialization of one or more drug candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.
Risks Related to Competition
WE ARE ENGAGED IN HIGHLY COMPETITIVE INDUSTRIES DOMINATED BY LARGER, MORE EXPERIENCED AND BETTER CAPITALIZED COMPANIES.
     The biotechnology and pharmaceutical industries are highly competitive, rapidly changing, and are dominated by larger, more experienced and better capitalized companies. Such greater experience and financial strength may enable them to bring their products to market sooner than us, thereby gaining the competitive advantage of being the first to market. Research on the causes of, and possible treatments for, diseases for which we are trying to develop therapeutic or diagnostic products are developing rapidly and there is a potential for extensive technological innovation in relatively short periods of time. Factors affecting our ability to successfully manage the technological changes occurring in the biotechnology and pharmaceutical industries, as well as our ability to successfully compete, include:
•	Many of our potential competitors in the field of CNS research have significantly greater experience than we do in completing preclinical and clinical testing of new pharmaceutical products, the manufacturing and commercialization process, and obtaining FDA and other regulatory approvals of products;

•	Many of our potential competitors have products that have been approved or are in late stages of development;

•	Many of our potential competitors may develop products or other novel technologies that are more effective, safer or less costly than any that we are developing;

•	Many of our potential competitors have collaborative arrangements in our target markets with leading companies and research institutions;

•	The timing and scope of regulatory approvals for these products;

•	The availability and amount of third-party reimbursement;

•	The strength of our patent position;

•	Many of our potential competitors are in a stronger financial position than us, and are thus better able to finance the significant cost of developing, manufacturing and selling new products; and

•	Companies with established positions and prior experience in the pharmaceutical industry may be better able to develop and market products for the treatment of those diseases for which we are trying to develop products.
     To our knowledge, there is presently no approved therapeutic focused on the functional recovery from CNS disorders resulting from traumas, such as SCI. We are aware of other companies who are developing therapeutics to treat the CNS disorders resulting from SCI. These companies have significantly greater infrastructure and financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. Given the challenges of achieving functional recovery in severe CNS disorders, we believe some of these competitors are developing devices or drugs that could potentially be used in conjunction with the therapeutics we are developing.
     To our knowledge, there is presently no approved diagnostic in the United States for PD and other movement disorders. To our knowledge, there is only one company, GE Healthcare (formerly Nycomed/Amersham), that has marketed a diagnostic imaging agent for PD, DaTSCAN™. To date, GE Healthcare has obtained marketing approval only in certain countries in Europe. To our knowledge, GE Healthcare is not presently seeking approval of DaTSCAN in the United States. To our knowledge, GE Healthcare is developing a technetium-based imaging agent that they may seek to have approved in both the United States and abroad. GE Healthcare has significantly greater infrastructure and financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. Their established market presence, and greater financial strength in the European market may make it difficult for us to successfully market ALTROPANE in Europe.
IF WE ARE UNABLE TO COMPETE EFFECTIVELY, OUR PRODUCT CANDIDATES MAY BE RENDERED NONCOMPETITIVE OR OBSOLETE.
     Our competitors may develop or commercialize more effective, safer or more affordable products, or obtain more effective patent protection, than we are able to. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product candidates will achieve initial market acceptance, and our ability to generate meaningful revenues from our product candidates. Even if our product candidates achieve initial market acceptance, competitive products may render our products obsolete, noncompetitive or uneconomical. If our product candidates are rendered obsolete, we may not be able to recover the expenses of developing and commercializing those product candidates.
IF THIRD-PARTY PAYORS DO NOT ADEQUATELY REIMBURSE OUR CUSTOMERS FOR ANY OF OUR PRODUCTS THAT ARE APPROVED FOR MARKETING, THEY MIGHT NOT BE ACCEPTED BY PHYSICIANS AND PATIENTS OR PURCHASED OR USED, AND OUR REVENUES AND PROFITS WILL NOT DEVELOP OR INCREASE.
     Substantially all biotechnology products are distributed to patients by physicians and hospitals, and in most cases, such patients rely on insurance coverage and reimbursement to pay for some or all of the cost of the product. In recent years, the continuing efforts of government and third party payors to contain or reduce health care costs have limited, and in certain cases prevented, physicians and patients from receiving insurance coverage and reimbursement for medical products, especially newer technologies. We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. Obtaining reimbursement approval for a product from each governmental or other third-party payor is a time-consuming and costly process that could require us to provide to each prospective payor scientific, clinical and cost-effectiveness data for the use of our products. If we succeed in bringing any of our product candidates to market and third-party payors determine that the product is eligible for coverage; the third-party payors may nonetheless establish and maintain price levels insufficient for us to realize a sufficient return on our investment in product development. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases.
     Our ability to generate adequate revenues and operating profits could be adversely affected if such limitations or restrictions are placed on the sale of our products. Specific risks associated with medical insurance coverage and reimbursement include:
•	Significant uncertainty exists as to the reimbursement status of newly approved health care products;

•	Third-party payors are increasingly challenging the prices charged for medical products and services;

•	Adequate insurance coverage and reimbursement may not be available to allow us to charge prices for products which are adequate for us to realize an appropriate return on our development costs. If adequate coverage and reimbursement are not provided for use of our products, the market acceptance of these products will be negatively affected;

•	Health maintenance organizations and other managed care companies may seek to negotiate substantial volume discounts for the sale of our products to their members thereby reducing our profit margins; and

•	In recent years, bills proposing comprehensive health care reform have been introduced in Congress that would potentially limit pharmaceutical prices and establish mandatory or voluntary refunds. It is uncertain if any legislative proposals will be adopted and how federal, state or private payors for health care goods and services will respond to any health care reforms.
     U.S. drug prices may be further constrained by possible Congressional action regarding drug reimportation into the United States. Some proposed legislation would allow the reimportation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs are sold at a lower price. Some governmental authorities in the U.S. are pursuing lawsuits to obtain expanded reimportation authority. Such legislation, regulations, or judicial decisions could reduce the prices we receive for any products that we may develop, negatively affecting our revenues and prospects for profitability. Even without legislation authorizing reimportation, increasing numbers of patients have been purchasing prescription drugs from Canadian and other non-United States sources, which has reduced the price received by pharmaceutical companies for their products.
     The Centers for Medicare and Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare and that is responsible for setting Medicare reimbursement payment rates and coverage policies for any product candidates that we commercialize, has authority to decline to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries or to cover them at lower rates to reflect budgetary constraints or to match previously approved reimbursement rates for products that CMS considers to be therapeutically comparable. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both Medicare and other third-party payors may have sufficient market power to demand significant price reductions.
     Moreover, marketing and promotion arrangements in the pharmaceutical industry are heavily regulated by CMS, and many marketing and promotional practices that are common in other industries are prohibited or restricted. These restrictions are often ambiguous and subject to conflicting interpretations, but carry severe administrative, civil, and criminal penalties for noncompliance. It may be costly for us to implement internal controls to facilitate compliance by our sales and marketing personnel.
     As a result of the trend towards managed healthcare in the United States, as well as legislative proposals to constrain the growth of federal healthcare program expenditures, third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products.
MEDICARE PRESCRIPTION DRUG COVERAGE LEGISLATION AND FUTURE LEGISLATIVE OR REGULATORY REFORM OF THE HEALTH CARE SYSTEM MAY AFFECT OUR ABILITY TO SELL OUR PRODUCT CANDIDATES PROFITABLY.
     A number of legislative and regulatory proposals to change the healthcare system in the United States and other major healthcare markets have been proposed in recent years. In addition, ongoing initiatives in the United States have exerted and will continue to exert pressure on drug pricing. In some foreign countries, particularly countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. Significant changes in the healthcare system in the United States or elsewhere, including changes resulting from the implementation of the Medicare prescription drug coverage legislation and adverse trends in third-party reimbursement programs, could limit our ability to raise capital and successfully commercialize our product candidates.
     In particular, the Medicare Prescription Drug Improvement and Modernization Act of 2003 established a new Medicare prescription drug benefit. The prescription drug program and future amendments or regulatory interpretations of the legislation could affect the prices we are able to charge for any products we develop and sell for use by Medicare beneficiaries and could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for any products we develop or to lower reimbursement amounts that they pay. The legislation changed the methodology used to calculate reimbursement for drugs that are administered in physicians’ offices in a manner intended to reduce the amount that is subject to reimbursement. In addition, the Medicare prescription drug benefit program that took effect in January 2006 directed the Secretary of Health and Human Services to contract with procurement organizations to purchase physician- administered drugs from manufacturers and provided physicians with the option to obtain drugs through these organizations as an alternative to purchasing from manufacturers, which some physicians may find advantageous. Because we have not received marketing approval or established a price for any product, it is difficult to predict how this new legislation will affect us, but the legislation generally is expected to constrain or reduce reimbursement for certain types of drugs.
     Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the announcement or adoption of such proposals could have an adverse effect on potential revenues from product candidates that we may successfully develop.
WE HAVE NO MANUFACTURING CAPACITY AND LIMITED MARKETING INFRASTRUCTURE AND EXPECT TO BE HEAVILY DEPENDENT UPON THIRD PARTIES TO MANUFACTURE AND MARKET APPROVED PRODUCTS.
     We currently have no manufacturing facilities for either clinical trial or commercial quantities of any of our product candidates and currently have no plans to obtain additional facilities. To date, we have obtained the limited quantities of drug product required for preclinical and clinical trials from contract manufacturing companies. We intend to continue using contract manufacturing arrangements with experienced firms for the supply of material for both clinical trials and any eventual commercial sale.
     We will depend upon third parties to produce and deliver products in accordance with all FDA and other governmental regulations. We may not be able to contract with manufacturers who can fulfill our requirements for quality, quantity and timeliness, or be able to find substitute manufacturers, if necessary. The failure by any third party to perform their obligations in a timely fashion and in accordance with the applicable regulations may delay clinical trials, the commercialization of products, and the ability to supply product for sale. In addition, any change in manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.
     Under our CETHRIN License, we acquired cGMP CETHRIN that we are currently utilizing for our Phase I/IIa trial and plan to use in our Phase IIb trial. In June 2007, we entered into an agreement with a cGMP manufacturer to produce more cGMP CETHRIN for use in our future clinical development. We do not presently have arrangements with any other suppliers in the event this supplier is unable to manufacture CETHRIN for us. We could encounter a significant delay before another supplier could manufacture CETHRIN for us due to the time required to establish a cGMP manufacturing process for CETHRIN.
     With respect to our most advanced product candidate, ALTROPANE molecular imaging agent, we have entered into an agreement with, and are highly dependent upon, MDS Nordion. Under the terms of the agreement, which currently expires on December 31, 2008, we paid MDS Nordion a one-time fee of $300,000 in connection with its commitment to designate certain of its facilities exclusively for the production of the ALTROPANE molecular imaging agent. We also paid MDS Nordion approximately $900,000 to establish a cGMP certified manufacturing process for the production of ALTROPANE. Finally, we agreed to minimum monthly purchases of ALTROPANE through December 31, 2008. We hope to sign an extension with MDS Nordion before December 31, 2008 but there can be no assurance that we will be able to or that the terms will be acceptable. The agreement provides for MDS Nordion to manufacture the ALTROPANE molecular imaging agent for our clinical trials. The agreement also provides that MDS Nordion will compile and prepare the information regarding manufacturing that will be a required component of any NDA we file for ALTROPANE in the future. We do not presently have arrangements with any other suppliers in the event that Nordion is unable to manufacture ALTROPANE for us. We could encounter a significant delay before another supplier could manufacture ALTROPANE for us due to the time required to establish a cGMP manufacturing process for ALTROPANE.
     We currently have a limited marketing infrastructure. In order to earn a profit on any future product, we will be required to invest in the necessary sales and marketing infrastructure or enter into collaborations with third parties with respect to executing sales and marketing activities. We may encounter difficulty in negotiating sales and marketing collaborations with third parties on favorable terms for us. Most of the companies who can provide such services are financially stronger and more experienced in selling pharmaceutical products than we are. As a result, they may be in a position to negotiate an arrangement that is more favorable to them. We could experience significant delays in marketing any of our products if we are required to internally develop a sales and marketing organization or establish collaborations with a partner. There are risks involved with establishing our own sales and marketing capabilities. We have no experience in performing such activities and could incur significant costs in developing such a capability.
USE OF THIRD PARTY MANUFACTURERS MAY INCREASE THE RISK THAT WE WILL NOT HAVE ADEQUATE SUPPLIES OF OUR PRODUCT CANDIDATES.
     Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:
•	Reliance on the third party for regulatory compliance and quality assurance;

•	The possible breach of the manufacturing agreement by the third party; and

•	The possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.
     If we are not able to obtain adequate supplies of our product candidates and any approved products, it will be more difficult for us to develop our product candidates and compete effectively. Our product candidates and any products that we successfully develop may compete with product candidates and products of third parties for access to manufacturing facilities. Our contract manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with cGMP regulations and other governmental regulations and corresponding foreign standards. We cannot be certain that our present or future manufacturers will be able to comply with cGMP regulations and other FDA regulatory requirements or similar regulatory requirements outside the United States. We do not control compliance by our contract manufacturers with these regulations and standards. Failure of our third party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and products.
Risks Related to Employees and Growth
IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL AND/OR RECRUIT ADDITIONAL KEY PERSONNEL IN THE FUTURE, THEN WE MAY NOT BE ABLE TO OPERATE EFFECTIVELY.
     Our success depends significantly upon our ability to attract, retain and motivate highly qualified scientific and management personnel who are able to formulate, implement and maintain the operations of a biotechnology company such as ours. We consider retaining Peter Savas, our Chairman and Chief Executive Officer, Mark Pykett, our President and Chief Operating Officer, Kenneth L. Rice, Jr., our Executive Vice President Finance and Administration and Chief Financial Officer and Frank Bobe, our Executive Vice President and Chief Business Officer to be key to our efforts to develop and commercialize our product candidates. The loss of the service of any of these key executives may significantly delay or prevent the achievement of product development and other business objectives. We have entered into employment and non-compete agreements with Messrs. Savas, Pykett, Rice and Bobe. We do not presently carry key person life insurance on any of our scientific or management personnel.
     We currently outsource most of our research and development, preclinical and clinical activities. If we decide to increase our internal research and development capabilities for any of our technologies, we may need to hire additional key management and scientific personnel to assist the limited number of employees that we currently employ. There is significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to attract such personnel, it could have a significant negative effect on our ability to develop our technologies.
Risks Related to our Stock
OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE AND CAN BE AFFECTED BY FACTORS UNRELATED TO OUR BUSINESS AND OPERATING PERFORMANCE.
     The market price of our common stock may fluctuate significantly in response to factors that are beyond our control. The stock market in general periodically experiences significant price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in significant fluctuations in the price of our common stock, which could cause a decline in the value of your investment. The market price of our common stock may be influenced by many factors, including:
•	Announcements of technological innovations or new commercial products by our competitors or us;

•	Announcements in the scientific and research community;

•	Developments concerning proprietary rights, including patents;

•	Delay or failure in initiating, conducting, completing or analyzing clinical trials or problems relating to the design, conduct or results of these trials;

•	Announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

•	Developments concerning our collaborations;

•	Publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	Failure of any of our product candidates to achieve commercial success;

•	Our ability to manufacture products to commercial standards;

•	Conditions and publicity regarding the life sciences industry generally;

•	Regulatory developments in the United States and foreign countries;

•	Changes in the structure of health care payment systems;

•	Period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	Departure of our key personnel;

•	Future sales of our common stock;

•	Investors’ perceptions of us, our products, the economy and general market conditions;

•	Differences in actual financial results versus financial estimates by securities analysts and changes in those estimates; and

•	Litigation.
THE NUMBER OF SHARES OF OUR COMMON STOCK OUTSTANDING WILL INCREASE SUBSTANTIALLY AS A RESULT OF THE CONVERSION OF THE PROMISSORY NOTES, AND EACH HOLDER WILL OWN SIGNIFICANT BLOCKS OF OUR COMMON STOCK; UPON REGISTRATION UNDER THE SECURITIES ACT THESE SHARES WILL BE GENERALLY AVAILABLE FOR RESALE IN THE PUBLIC MARKET.
     Pursuant to the August 2007 Amended Purchase Agreement, we issued a total of $25 million in promissory notes that are convertible into shares of our common stock at a price of $2.50 per share. The issuance of shares upon the conversion of the notes will result in substantial dilution to stockholders who held our common stock prior to the conversion. The purchasers will have significant influence over the outcome of any stockholder vote, including the election of directors and the approval of mergers or other business combination transactions.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Any statements contained or incorporated in this prospectus regarding the progress and timing of our drug development program and related trials and the efficacy of our product candidates, our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements made under the provisions of The Private Securities Litigation Reform Act of 1995. We may, in some cases, use words such as “believes,” “anticipates,” “could,” “estimates,” “plans,” “expects,” “intends,” “may,” “projects,” “should,” “will,” “would” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. We have included these and other important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Any such forward-looking statements represent our management’s views as of the date of the document in which such forward-looking statement is contained. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
USE OF PROCEEDS
     We will not receive any proceeds from the sale or other disposition of shares of our common stock by the selling stockholders in this offering.
     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees, Nasdaq Capital Market listing fees and fees and expenses of our counsel and our accountants.
     The total dollar value of the securities underlying the convertible notes on the dates of sale totaled $9,238,369 as more fully described in the table below:

			Total Dollar Value
	Number of Shares		of the Securities
	Subject to	Market Price	Underlying the
Date of Sale	Conversion	per Share	Convertible Notes

March 22, 2007	1,252,377	$2.41	$3,018,229
May 1, 2007	834,918	$2.70	$2,254,279
August 13, 2007	1,391,530	$2.85	$3,965,861
     We did not make any payments to “finders” or “placement agents” in connection with the transactions. We are not required to make liquidated damages nor did we make any other payments, nor are we required to make any future payments, to any of the selling stockholders or any of their affiliates or any person to whom they had a contractual relationship. We have not made any interest payments to any selling stockholder; however, we have accrued interest at a rate of 5% per annum in accordance with the August 2007 Amended Purchase Agreement.
     The following table includes all potential accrued interest on the convertible notes held by each selling stockholder as of the date one year from the initial issuance to each selling stockholder:

Selling Stockholder	Accrued Interest

Robert Gipson	$150,000
Thomas Gipson	$150,000
Arthur Koenig	$150,000
Highbridge International LLC	$300,000
Ingalls & Snyder Value Partners, L.P.	$500,000
Affiliates(1)	$300,000
(1)	This amount represents convertible notes held by Robert Gipson and Thomas Gipson.

     The following table describes the proceeds we received pursuant to the August 2007 Amended Purchase Agreement and possible profits to the selling stockholders:

Proceeds/Profit	Amount

Gross proceeds to issuer in convertible note transaction	$25,000,000
March 22, 2007	$9,000,000
May 1, 2007	$6,000,000
August 13, 2007	$10,000,000
All payments by us	—
Net proceeds to us	$25,000,000
Combined total possible profit from conversion discounts to selling stockholders(1)	$1,880,000
(1)	This amount represents the total possible profit from the conversion discounts for the shares of common stock issuable pursuant to the August 2007 Amended Purchase Agreement.
     We are not required to make any payments pursuant to the August 2007 Amended Purchase Agreement, other than the repayment of principal and accrued interest. As previously disclosed we are accruing interest pursuant to the convertible notes at 5% per annum. The total possible discount to the market price of the shares underlying the convertible notes is 7.5% and 2.1% annually when averaged over the term of the convertible notes.

SELLING STOCKHOLDERS
     The shares of common stock being sold by the selling stockholders consist of 3,478,825 shares of our common stock issuable upon conversion of promissory notes we issued to the selling stockholders under the August 2007 Amended Purchase Agreement. An additional 6,817,897 shares of common stock issuable on conversion of such promissory notes is not being registered pursuant to the registration statement of which this prospectus forms a part.
     The actual number of shares of common stock covered by this prospectus, and included in the registration statement of which this prospectus forms a part, includes additional shares of common stock that may be issued with respect to the promissory notes described herein as a result of stock splits, stock dividends, reclassifications, recapitalizations, combinations or similar events.
     The following table sets forth, to our knowledge, certain information about the selling stockholders as of November 30, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to shares of our common stock. The number representing the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (i) all shares held by a selling stockholder prior to the conversion of the promissory notes, plus (ii) all shares issuable to the selling stockholder pursuant to the conversion of the promissory notes and being offered pursuant to the prospectus, as well as (iii) all options or other derivative securities which are exercisable within 60 days of November 30, 2007, held by a selling stockholder. Under the terms of the promissory notes, certain selling stockholders may not convert the notes to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% or 19.99%, as the case may be, of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes which have not been converted, in each case subject to approval by our stockholders. The percentages of shares owned after the offering are based on 20,728,683 shares of our common stock outstanding as of November 30, 2007, plus the shares of common stock offered by this prospectus. Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below. All information regarding the selling stockholders and their stock ownership was obtained from Schedules 13G filed by the selling stockholders with the SEC and other publicly available information.
     The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the selling stockholders may change over time.

			Number of
	Shares of Common Stock		Shares of	Shares of Common Stock
	Beneficially Owned		Common	To Be Beneficially
	Prior To Offering		Stock Being	Owned After Offering (2)
Name of Selling Stockholder(1)	Number	Percentage	Offered	Number	Percentage
Robert Gipson (3)	6,306,004	30.42%	417,459	5,888,545	28.41%
Thomas Gipson (4)	6,386,004	30.81	417,459	5,968,545	28.79
Arthur Koenig (5)	2,135,000	10.30	417,459	1,717,541	8.29
Highbridge International LLC (6)	2,472,992	11.93	834,918	1,638,074	7.90
Ingalls & Snyder Value Partners, L.P. (7)	4,100,000	19.78	1,391,530	2,708,470	13.07

(1)	Throughout this prospectus, when we refer to the “selling stockholders,” we mean the persons listed in the table above, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests, and when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring to the shares of our common stock issuable upon the conversion of the promissory notes, collectively, unless otherwise indicated.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	Information is based on a Schedule 13G/A (Amendment No. 12) filed June 12, 2007 with the SEC. Robert L. Gipson beneficially owns 5,106,004 shares of common stock and has sole power to vote or direct the vote of 5,106,004 shares and sole power to dispose or direct the disposition of 5,106,004 shares. Mr. Gipson is a Senior Director of Ingalls & Snyder, LLC, a General Partner of ISVP and served as our director from June 15, 2004 until October 28, 2004. Includes 1,200,000 shares of common stock issuable upon conversion of the promissory notes.

(4)	Information is based on a Schedule 13G/A (Amendment No. 3) filed June 12, 2007 with the SEC. Thomas L. Gipson beneficially owns 5,186,004 shares of common stock, of which he has sole power to vote or direct the vote of 4,986,004 shares and sole power to dispose or direct the disposition of 4,986,004 shares, and of which 200,000 shares are owned by Mr. Gipson’s wife. Includes 1,200,000 shares of common stock issuable upon conversion of the promissory notes.

(5)	Information is based on a Schedule 13G/A (Amendment No. 4) filed February 12, 2007 with the SEC. Arthur Koenig beneficially owns 935,000 shares of common stock and has sole power to vote or direct the vote of 935,000 shares and sole power to dispose or direct the disposition of 935,000 shares. Includes 1,200,000 shares of common stock issuable upon conversion of the promissory notes.

(6)	Information is based on a Schedule 13G filed December 12, 2007 with the SEC. Highbridge beneficially owns 2,400,000 shares of common stock and has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 2,400,000 shares. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC. Includes 2,400,000 shares of common stock issuable upon conversion of the promissory notes.

(7)	ISVP beneficially owns 100,000 shares of common stock and has sole power to vote or direct the vote of 100,000 shares and sole power to dispose or direct the disposition of 100,000 shares. Thomas Boucher, Adam Janovic and Robert Gipson share voting and investment control over the securities held by ISVP. Includes 4,000,000 shares of common stock issuable upon conversion of the promissory notes.

     However, each selling stockholder listed above is prohibited from effecting a conversion of the promissory notes issued to such noteholder if at the time of such conversion (i) the common stock issuable to such noteholder, when taken together with all shares of common stock then held or otherwise beneficially owned by a noteholder exceeds 19.9%, or 9.99% for Highbridge and ISVP, of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, or (ii) the common stock issuable to a noteholder, exceeds 19.9%, or 9.99% for Highbridge and ISVP, of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, in each case unless and until our stockholders approve the conversion of all of the shares of common stock issuable thereunder.
     The following table sets forth the total possible profit each selling stockholder could realize as a result of the conversion discount for the securities underlying each convertible note that are being registered pursuant to the registration statement of which this prospectus forms a part.

	Market price		Total
	per share on	Conversion	possible	Combined market	Total	Total	Total
Selling	the date of	price per	underlying	price of total	possible	possible	possible
Stockholder	purchase	share(1)	shares(2)	number of shares	shares(2)	discount	profit

Robert Gipson	$2.41	$2.50	417,459	$1,006,076	417,459	—	—
Thomas Gipson	$2.41	$2.50	417,459	$1,006,076	417,459	—	—
Arthur Koenig	$2.41	$2.50	417,459	$1,006,076	417,459	—	—
Highbridge International LLC	$2.70	$2.50	834,918	$2,254,279	834,918	$166,983	$166,983
Ingalls & Snyder Value Partners, L.P.	$2.85	$2.50	1,391,530	$3,965,861	1,391,530	$487,036	$487,036

(1)	The conversion price per share of the securities underlying the convertible notes is fixed.

(2)	Does not include shares representing accrued interest.

     The following table describes all prior securities transactions between us and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction:

			Shares		Percentage
			outstanding		of total
		Shares subject	prior to		issued and
		to transaction	transaction held		outstanding	Market
		that were	by persons other	Shares	securities	price	Current
		outstanding	than selling	issued or	issued or	per share	market
Selling	Date of	prior to	stockholder and	issuable in	issuable in	prior to	price
Stockholder	transaction	transaction	its affiliates	transaction	transaction	transaction	per share(1)

Robert Gipson
Warrant purchase(2)	November 22, 2002	4,474,842	4,287,116	364,025	8.49%	$7.35	$2.76
Common Stock	March 12, 2003	4,474,842	4,279,116	2,000,000	46.74%	$4.45	$2.76
Common Stock	March 9, 2005	8,349,056	7,110,688	2,000,000	28.13%	$1.73	$2.76
Common Stock (3)	August 30, 2005	10,422,457	7,871,689	6,000,000	76.22%	$2.16	$2.76
Convertible Note(4)	March 22, 2007	16,698,074	9,297,874	2,000,000	21.51%	$2.41	$2.76

Thomas Gipson
Common Stock (5)	March 12, 2003	4,474,842	4,279,116	2,000,000	46.74%	$4.45	$2.76
Common Stock (6)	March 9, 2005	8,349,056	7,110,688	2,000,000	28.13%	$1.73	$2.76
Common Stock (3)	August 30, 2005	10,422,457	7,871,689	6,000,000	76.22%	$2.16	$2.76
Convertible Note(7)	March 22, 2007	16,698,074	9,297,874	2,000,000	21.51%	$2.41	$2.76

Arthur Koenig
Common Stock	March 12, 2003	4,474,842	4,279,116	2,000,000	46.74%	$4.45	$2.76
Common Stock	March 9, 2005	8,349,056	7,110,688	2,000,000	28.13%	$1.73	$2.76
Common Stock (3)	August 30, 2005	10,422,457	7,871,689	6,000,000	76.22%	$2.16	$2.76

Highbridge International LLC
Series E Convertible Preferred Stock	December 9, 2003	6,493,918	5,598,192	1,856,000	33.15%	$7.00	$2.76

Ingalls & Snyder Value Partners, L.P.
Convertible Note (8)	July 25, 2002	4,474,842	4,273,916	470,370	11.01%	$6.00	$2.76

Ingalls & Snyder, LLC
Common Stock	March 11, 2002	4,154,928	4,109,602	399,891	9.73%	$11.00	$2.76

(1)	On December 19, 2007, the closing price of our common stock was $2.76.

(2)	These warrants were exercised in February 2005.

(3)	The closing market price for this intra-day transaction was $2.10.

(4)	In March 2007, we amended and restated the convertible note issued to Robert Gipson in August 2006 and subsequently amended the convertible note in October 2006 and February 2007. This note was converted into 2,000,000 shares of common stock in June 2007.

(5)	Includes 20,000 shares purchased by Patricia Gipson, Mr. Gipson’s spouse.

(6)	Includes 180,000 shares purchased by Patricia Gipson.

(7)	In March 2007, we amended and restated the convertible note issued to Thomas Gipson in October 2006 and subsequently amended the convertible note in February 2007. This note was converted into 2,000,000 shares of common stock in June 2007.

(8)	Does not include shares issuable in connection with the interest on the convertible notes. The note with interest was repaid in November 2004.

     Neither the selling stockholders nor any affiliates of the selling stockholders held warrants, options, notes or other convertible securities of ours as of December 19, 2007.

     The following table describes a comparison of registered shares to outstanding shares held by the selling stockholders:

	Number of
Shares Outstanding/Registered	Shares

Shares held by persons other than selling stockholders, affiliates of ours and affiliates of selling stockholders prior to convertible note transaction	9,297,874	(1)
Shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements	197,992
Shares registered for resale by the selling stockholders or affiliates of the selling stockholders shares that continue to be held by selling stockholders or affiliates of the selling stockholders	72,992
Shares registered for resale in current transaction on behalf of the selling stockholders or affiliates of the selling stockholders	3,478,825

(1)	Represents number of shares for each of the convertible note transactions consummated on March 22, 2007, May 1, 2007 and August 13, 2007.

     We do not have any information regarding shares of common stock sold in registered resale transactions by the selling stockholders or their affiliates.
PLAN OF DISTRIBUTION
     The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other transfer after the date of this prospectus (all of whom may be selling stockholders), may offer and sell the shares covered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares by one or more of the following methods, without limitation:
(a)	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c)	an over-the-counter distribution in accordance with the rules of the Nasdaq Capital Market;

(d)	ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e)	in privately negotiated transactions;

(f)	short sales;

(g)	in options transactions;

(h)	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

(i)	one or more underwritten offerings on a firm commitment or best efforts basis; and

(j)	any combination of any of these methods of sale.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
     The selling stockholders may also transfer the shares by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares.
     The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per security. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.
     From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.
     To the extent required under the Securities Act, the aggregate amount of selling stockholders’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ shares of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.
     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.
     The selling stockholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the securities.
     We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable.
     Each selling stockholder who is an affiliate of a broker-dealer has represented and warranted to us that he acquired the shares subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of his purchase of such shares such selling stockholder had no agreements, plans or understandings, directly or indirectly, with any person to distribute any such securities. As such, they are not underwriters within the meaning of Section 2(11) of the Securities Act. We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC.
     We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     The shares offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the shares under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the earlier of the date that all shares covered by this registration statement have been sold or can be sold publicly under Rule 144(k) under the Securities Act. We have agreed to pay all expenses in connection with this offering.
     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     We will not receive any proceeds from sales of any shares by the selling stockholders.
     We cannot assure you that the selling stockholders will sell all or any portion of the shares offered hereby.

LEGAL MATTERS
          The validity of the shares of the common stock offered by this prospectus will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP.
EXPERTS
          The consolidated financial statements incorporated in this registration statement by reference to our Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other information with the SEC. You can read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for more information about the public reference room. Our SEC filings are also available to you on the SEC’s web site at www.sec.gov or on our web site at www.alseres.com. Information included on our web site is not a part of this prospectus.
     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the shares covered by this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.
     We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:
     1. our Annual Report on Form 10-K for the year ended December 31, 2006;
     2. our Quarterly Reports on Form 10-Q for the three months ended March 31, 2007, June 30, 2007 and September 30, 2007;
     3. our Definitive Proxy Materials for an annual meeting of stockholders dated April 30, 2007;
     4. our Current Reports on Form 8-K filed on January 4, 2007, February 7, 2007, February 13, 2007, March 28, 2007, March 28, 2007, April 2, 2007, April 9, 2007, April 18, 2007, April 24, 2007, May 3, 2007, June 8, 2007, December 7, 2007, and December 10, 2007;
     5. all our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement; and
     6. the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A dated October 22, 1991, as amended by a Form 8-A/A filed on July 28, 1993, a Form 8-A/A filed on August 8, 1994, a Form 8-A/A filed on March 20, 2001, a Form 8-A/A filed on September 13, 2001, a Form 8-A/A filed on November 25, 2002, a Form 8-A/A filed on March 18, 2003, a Form 8-A/A filed on December 29, 2003 and a Form 8-A/A filed on June 16, 2005 pursuant to Section 12 of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.
     A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.
     You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:
Alseres Pharmaceuticals, Inc.
85 Main Street
Hopkinton, MA 01748
Attention: Investor Relations
Telephone: (508)-497-2360
     You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the fees and expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Alseres, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. Except for the SEC registration fee, all amounts are estimates.

Description	Amount
SEC registration fee	$774
Accounting fees and expenses	3,000
Legal fees and expenses	20,000
Miscellaneous expenses	2,000

Total expenses	$25,774

Item 15. Indemnification of Directors and Officers
          Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. This section also will have no effect on claims arising under the federal securities laws. We have adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law which eliminate or limit the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty under certain circumstances.
          Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
          Article VI of our By-laws specifies that we shall indemnify our directors, officers, employees and agents because he or she was or is a director, officer, employee or agent of ours or was or is serving at the request of us as a director, officer, employee or agent of another entity to the full extent that such right of indemnity is permitted by the laws of the State of Delaware. This provision of the By-laws is deemed to be a contract between us and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the Delaware General Corporation Law are in effect, and any repeal or modification thereof shall not offset any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.
          Alseres has executed indemnification agreements with each of its officers and directors pursuant to which Alseres has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of Alseres.

          In addition, we maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.
Item 16. Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation, dated March 29, 1996, as amended on June 9, 1997 (1)

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed on June 28, 1999 (2)

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed on June 14, 2000; Certificate of Correction filed March 14, 2001 (3)

3.4	Restated Certificate of Designations, Preferences, and Rights of Series D Preferred Stock filed on September 13, 2001 (4); Certificate of Amendment of Amended and Restated Certificate of Incorporation filed on June 11, 2002 (5); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of July 9, 2003 (6); Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company (7); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of August 5, 2004 (8); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of February 4, 2005 (9); Amendment No. 1 to Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company, dated as of February 4, 2005 (9); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of June 7, 2007 (10)

3.5	Amended and Restated By Laws, effective as of December 6, 2007 (11)

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24*	Power of attorney

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998

(2)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A/A dated September 13, 2001

(5)	Incorporated by reference to the Registrant’s Proxy Statement in connection with its 2002 Annual Meeting of Stockholders

(6)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003

(7)	Incorporated by reference to the Registrant’s Report on Form 8-K dated December 9, 2003

(8)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q dated August 13, 2004 for the quarter ended June 30, 2004

(9)	Incorporated by reference to the Registrant’s Report on Form 8-K dated February 7, 2005

(10)	Incorporated by reference to the Registrant’s Report on Form 8-K dated June 8, 2007

(11)	Incorporated by reference to the Registrant’s Report on Form 8-K dated December 7, 2007

*	Previously filed.

Item 17. Undertakings
     The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hopkinton, Commonwealth of Massachusetts, on December 20, 2007.

ALSERES PHARMACEUTICALS, INC.
By:	/s/ Kenneth L. Rice, Jr.
Kenneth L. Rice, Jr.
Executive Vice President Finance and Administration and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Peter G. Savas	Chairman and Chief Executive Officer (Principal Executive Officer)	December 20, 2007

/s/ Kenneth L. Rice, Jr. Kenneth L. Rice, Jr.	Executive Vice President Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	December 20, 2007

* Henry Brem	Director	December 20, 2007

* Gary Frashier	Director	December 20, 2007

* William L.S. Guinness	Director	December 20, 2007

Signature	Title	Date

* Robert S. Langer, Jr.	Director	December 20, 2007

* Michael J. Mullen	Director	December 20, 2007

* John T. Preston	Director	December 20, 2007

*By	/s/ Kenneth L. Rice, Jr.
Kenneth L. Rice, Jr. Attorney-in-fact.

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation, dated March 29, 1996, as amended on June 9, 1997 (1)

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed on June 28, 1999 (2)

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed on June 14, 2000; Certificate of Correction filed March 14, 2001 (3)

3.4	Restated Certificate of Designations, Preferences, and Rights of Series D Preferred Stock filed on September 13, 2001 (4); Certificate of Amendment of Amended and Restated Certificate of Incorporation filed on June 11, 2002 (5); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of July 9, 2003 (6); Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company (7); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of August 5, 2004 (8); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of February 4, 2005 (9); Amendment No. 1 to Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company, dated as of February 4, 2005 (9); Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of June 7, 2007 (10)

3.5	Amended and Restated By Laws, effective as of December 6, 2007 (11)

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24*	Power of attorney

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998

(2)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A/A dated September 13, 2001

(5)	Incorporated by reference to the Registrant’s Proxy Statement in connection with its 2002 Annual Meeting of Stockholders

(6)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003

(7)	Incorporated by reference to the Registrant’s Report on Form 8-K dated December 9, 2003

(8)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q dated August 13, 2004 for the quarter ended June 30, 2004

(9)	Incorporated by reference to the Registrant’s Report on Form 8-K dated February 7, 2005

(10)	Incorporated by reference to the Registrant’s Report on Form 8-K dated June 8, 2007

(11)	Incorporated by reference to the Registrant’s Report on Form 8-K dated December 7, 2007

*	Previously filed